INTEGRA BANK CORPORATION 2001 SUMMARY ANNUAL REPORT

TABLE OF CONTENTS

focus.

Achieving the results we want – for today, for tomorrow or for the long-term – requires focus. A focus on planning, execution and success.

Throughout our organization, we've taken the steps to sharpen that focus. By strengthening procedures. Introducing high-value services and products. Building a customer-centric sales culture. Reacting quickly and decisively to changing market conditions.

Continued growth and profitability are important goals. To successfully meet our strategic objectives, focus is absolutely imperative. We have the discipline, desire and determination to carry out the steps necessary for success.

Simply stated ...
we're focused on success.

(In thousands, except per share data, ratios and other data)	2001	2000	Change
OPERATING DATA			
Interest income	$ 216,339	$ 196,681	10%
Interest expense	134,259	104,825	28
Net interest income	82,080	91,856	-11
Provision for loan losses	31,077	4,138	651
Non-interest income	33,202	20,131	65
Non-interest expense	78,303	63,438	23
Net income	7,258	30,491	-76
PER SHARE DATA			
Net income			
Basic	$ 0.42	$ 1.77	-76%
Diluted	0.42	1.77	-76
Cash dividends declared	0.94	0.87	8
Net book value	12.79	12.94	-1
SIGNIFICANT RATIOS			
Return on average assets	0.22 %	1.21%	
Return on average equity	3.01	13.40	
Average shareholders' equity to average assets	7.39	9.06	
Efficiency ratio	65.35	50.76	
Net interest margin	2.85	4.15	
CREDIT QUALITY RATIOS			
Allowance for loan losses to loans, net of unearned income	1.49 %	1.50%	
Net charge-offs to average loans	2.08	0.31	
AVERAGE BALANCES			
Total assets	$3,266,322	$2,511,947	30%
Interest-earning assets	3,047,930	2,352,041	30
Securities	970,382	642,327	51
Loans, net of unearned income	1,751,083	1,679,881	4
Deposits	2,085,327	1,699,569	23
Interest-bearing liabilities	2,808,705	2,076,250	35
Shareholders' equity	241,252	227,573	6
AT YEAR END			
Total assets	$3,035,890	$3,068,818	-1%
Interest-earning assets	2,771,691	2,851,113	-3
Securities	1,010,470	997,494	1
Loans, net of unearned income	1,599,732	1,687,330	-5
Deposits	1,928,412	1,871,036	3
Interest-bearing liabilities	2,568,945	2,630,549	-2
Shareholders' equity	221,097	205,517	8
OTHER DATA			
Number of shareholders	2,711	2,796	-85
Number of full-time equivalent employees	941	801	140
Number of offices	77	69	8
Trust assets under management	$ 407,799	$ 453,686	-10%

Our continued focus on key objectives – controlling expenses, growing core deposits and expanding non-interest income – were achieved.

TO OUR SHAREHOLDERS

A year ago, I presented an assessment of management's first full year at Integra Bank Corporation.

Our accomplishments were many. Our diverse banks had been consolidated into a single, integrated entity. Standardized banking products were introduced. Many new products were developed to meet customer needs. There were stronger processes and results.

Focusing on our objectives

Two specific negative issues impacted 2001, which made us increase our focus even more intensely to achieve our strategic goals. One involved credit quality, and the other, falling interest rates. While the impact of these issues significantly reduced 2001 earnings, our actions have strengthened Integra and positioned it for improved earnings in the future. We were not satisfied with our lower earnings in 2001.

Our continued focus on key objectives – controlling expenses, growing core deposits and expanding non-interest income – were achieved. Core deposits grew 15 percent. Excluding securities gains, fee income expanded 34 percent.

Including the impact of all of these items, earnings for 2001 totaled $7.3 million, or 42 cents per diluted share. That compares with fiscal 2000 earnings of $30.5 million, or $1.77 per share.

Improving internal processes

Two of our overall goals at Integra are to simplify processes and improve consistency. We recognized in 2000 that the level of non-performing and problem loans were too high, and revamped our internal underwriting and credit processes to rectify the problem. We brought in people to work out these loans and to rebuild Integra's credit processes from top to bottom.

By the end of 2001, non-performing loans had been reduced by 21 percent. Nevertheless, the percentage of problem loans remained three times higher than similar-sized banking peers.

Thus, we felt a more aggressive approach was necessary. The bank wrote down approximately $78 million of problem loans to market value and designated them held for sale – a transaction we believe will take place in early 2002.

The benefits of a more aggressive approach were clear: a loan sale would clean up our balance sheet and improve

Our goal is simple - to transform our institution from a lender to a trusted financial advisor.

the consistency of earnings while having minimal impact on the strength of our capital base.

The impact of falling interest rates

Falling interest rates that accompanied the recession demonstrated Integra's sensitivity to downward changes. In other words, as interest rates fell, so did Integra's net interest margin and net interest income.

Interest rates dropped 475 basis points; the bank's net interest income declined 10.6 percent.

We responded strongly by upgrading the bank's entire asset-liability management and processes including an interest rate risk model renowned within the banking industry. Net interest margin demonstrated improvement in the fourth quarter, and we expect further gains in the months ahead.

Being the financial provider we envision

We've invested a great deal in innovation. Our goal is to profitably offer the products and services that our customers want and need - from the traditional to the more diverse and specialized.
To truly meet customer financial needs, it's important to broaden our offerings. In the last two years, we've introduced or expanded services like cash management, commercial lockbox, deposit services, securities, annuities and insurance. In 2002, we will continue to improve our services with enhancements to our overdraft protection service, more features to our online banking service, improvements to our money market account products and additions to help our small business customers.

We want to be able to offer our customers the products they need, whether it's directly through us, or through our partners. Our goal is simple - to transform our institution from a lender to a trusted financial advisor. Our company's emphasis on coaching and training is getting us there.

Focusing on strategic growth

Integra has grown into a financial institution with 77 banking centers and 130 ATMs in Indiana, Illinois, Kentucky and Ohio.

In February 2001, we completed the acquisition of Webster Bancorp, Inc. Beyond this, we did not acquire any banks in 2001.



We expect a slowdown in acquisition activity in 2002 due to the economic uncertainty, changes in acquisition accounting, falling purchase price multiples, and our focus on existing priorities. We believe we can grow earnings sufficiently in 2002 without any acquisitions.

Longer term, we will remain focused on acquisitions. We plan to target high-growth banks and high-growth markets. Our desire is to acquire operations where we are, or can be, a top tier provider. A perfect example is our successful operation in Bowling Green, Kentucky.

To broaden our financial offerings, we will also look at acquiring financial service providers outside the banking industry, such as insurance, asset management and other financial products.

2002 and beyond

Integra has come a long way in its transformation into a full-service, multi-location financial institution. But there's still plenty of work to do to get where we want to be.

On several important measures - including return on equity and earnings per share growth - Integra ranks in the bottom half of its banking peer group. That's unacceptable. Our goal is to reach the top half of the group, and eventually, the top quartile.

To do that, we must continue to diversify Integra's revenue stream. We've made significant progress in developing non-interest sources of income, growing fee income to 23 percent of total revenue in 2001, excluding securities gains. We want to eventually see more than a third of our revenue come from fees.

Throughout our organization, we have a system that rewards those who perform and assists those who need additional training. It is a never-ending process to make sure we're on the right track to meet or exceed our long-term objectives. It's part of our relentless focus on achieving the results we desire.

I want to thank our employees for their crucial role in continuing the transformation of Integra into a high-growth, high-value bank. I have every confidence that our strategies and actions will benefit our shareholders and our customers.

Sincerely,

Michael T. Vea

Michael T. Vea
Chairman, President and CEO

March 1, 2002

ADDRESSING COMMONLY ASKED QUESTIONS

Integra Bank Corporation Executive Management

Michael T. Vea
Chairman, President and CEO

Archie M. Brown
Executive Vice President

D. Michael Kramer
Executive Vice President

Martin M. Zorn
Executive Vice President



Mike Kramer (left) and Mike Vea (center)

How have declining interest rates and the recession affected Integra?

VEA: Declining interest rates hurt net interest income in 2001. We know we need to improve our interest rate risk management. As a result, we've overhauled our asset-liability management and processes.

ZORN: The recession definitely caused our commercial customers to adopt a wait and see attitude. As such, we aren't making many loans for capital investments. On the other hand, we are seeing a lot of businesses refinance their loans to take advantage of lower interest rates.


VISA

Increasing our focus on small business.

Each time a business owner comes in, it opens the door for meaningful dialogue. We have an exciting array of new commercial products to talk about. But we also have the opportunity to solidify our relationship with those businesses. For the long term it means that we'll be the bank they come to when the economy begins expanding. We will be their trusted resource for capital investment, growth strategies and cash management tools.

How is Integra affected by the acquisitions of other banks in your market area by larger, super-regional banks?

VEA: We see it as a huge opportunity to step into the shoes of the previous bank and use our advantages to serve the customer more effectively. We are small enough to be nimble, but large enough to have the necessary systems and technology. Consolidators have been buying banks and non-banks, and they have grown to be huge organizations with assets of $80 billion to $100 billion.

What effect do you see from the new FASB rule regarding the write-off of "impaired goodwill" from previous acquisitions?

VEA: Really, we don't foresee any impact. All of our assets from previous acquisitions are fairly valued. From a going-forward standpoint regarding acquisitions, equity will become more important because of the change in accounting rules.

What are Integra's most critical strategies for the coming year?

VEA: Over the last two years, we've accomplished a great deal in refining, streamlining and simplifying Integra's operations. We are addressing the problems with non-performing loans and interest rate sensitivity. We want to continue the things we have done really well – control expenses, grow fee income, and grow core deposits.

BROWN: Loan growth. We have reallocated over 20 bankers into our Small Business and Commercial loan efforts. We have reengineered our mortgage lending business. We are continuing to build momentum in our consumer loan area by focusing on home equity lending. Loan growth will provide the greatest input to Integra's earnings in 2002.



Archie Brown

complemented by a comprehensive suite of new products that can be customized by need. For example, our retail lock box can be tailored for the specialized needs of a business including real-time electronic transmittals. And, Integra now offers a purchasing card that works like a debit card. It enables small business owners to easily control and track purchases.

With these exciting new services to offer, Integra is better poised to grow its portfolio of small business accounts.


Small Business Services

KRAMER: From my standpoint in operations, refining internal operations remains a strategy of critical importance. In 2001, we continued our focus on improving efficiencies in a year of increasing volumes. Because Integra was comprised of many banks using many different processes, we essentially tore down all of our internal processes and then rebuilt them. How do we top that in 2002? We're going to focus on running our core operations with virtually no increase in non-interest expense. Because in this competitive environment, excellence is only temporary if its importance is ignored.

ZORN: Another critical strategy for us will be the growth of our commercial services business. We invested heavily during 2001 and early 2002 in an impressive collection of cash management tools and services for businesses. Our capability in this area is a competitive advantage. We have added to our staff of cash management specialists and will be heavily promoting these new product investments.

What steps has Integra taken to boost earnings?

VEA: From a purely strategic standpoint, our boldest move toward long-term earnings improvement and consistency was the write down of approximately $78 million in problem loans. It was a hard decision, but the right one. It has improved our asset quality ratios, and we should benefit even more as future loans reflect our new underwriting standards. We also continue to push streamlining and cost efficiency, building loan growth, and pursuing fee income opportunities.

KRAMER: We have an opportunity to expand our value for existing customers. Our data tells us that we have a high percent of single-service customers. In other words, they may have a checking account with us or hold a CD or some other product. By better understanding their financial needs, there is a great opportunity to increase our earnings by matching Integra services with our existing customers' financial needs.

Has the consolidation under the Integra name resulted in the efficiencies expected?

VEA: In 2001, we realized a savings from marketing efficiencies gained from the adoption of a single name for all of our banks. But beyond the dollars and cents, adoption of the Integra name has done much more. It has enabled us to build a core franchise and a foundation to build upon. And, from an administrative standpoint, it has simplified operations considerably.

What has been done to create seamless operations?

VEA: When this management team arrived two years ago, we had 12 different



Using technology to offer greater conveniences for our customers.

During 2001, we boosted Integra's technology IQ and created a better bank. The benefits of our technology investment are many. Transactions are processed faster. Customer data is readily available, resulting in improved customer service. And, all branch locations now share the same data - in real time - providing us with a better system to manage.

Although many of these improvements are transparent to the customer, our online banking service, Bank Anytime, is the exception.

Customer-friendly features such as immediate enrollment/activation and CheckView - which allows Bank Anytime users to see the front and back of a paid check - are just a few of the site's popular features.

We also introduced CheckRegistar, an online service that automatically reconciles personal checking accounts. Customers can also opt for online banks and 3,000 different product types. Standardized and enhanced products improved our service and quality. Another way was training. The goal for our organization is consistency and simplicity.

BROWN: In addition to standardizing best practices, we have invested in the training of every single Integra employee. Now, more than ever before, our culture is focused on finding solutions for our customers. Our employees are embracing this culture because it gives them autonomy to make decisions. It's great for our customers too, because they know they can count on their banking representative to make good decisions and to make those decisions quickly.

It seems the flurry of acquisitions has slowed? What can we expect for 2002?

VEA: We closed two acquisitions in late 2000 and early 2001. Since then we have taken a hiatus from acquisitions in 2001 because it was necessary to focus on internal operations and refine our processes.

We expect to be focused this year on our existing priorities, but we will continue to look for banks or financial service companies that meet our growth and market strategies. For financial service providers, we are looking to fill strategic gaps.

You've talked a lot about new products and services - can you give us more specifics?

BROWN: If you compare Integra to its peers you'll find we've been slower to seek sources of fee income. But I think, in 2002, we will all see a significant change.

There are many new products. The IntegraHonors Program is a service that protects customers from retailer overdraft charges. Also, we've hired an insurance specialist to help us emphasize credit



Martin Zorn (left) and Mike Kramer (right)

insurance products. We've also introduced investment products, including annuities, which brought us approximately $8 million in sales and $300,000 in income in the fourth quarter of 2001.

KRAMER: We introduced a mortgage product last year called TimeSaver Mortgage. It's for consumers who value fast turnaround and a simplified closing process. We're closing these loans with a

payment of bills or email notification when an account balance falls below a predetermined amount or an unpaid bill is coming due.

For the commercial customer, Business BankNet allows greater control of accounts via the Internet. This service complements and enhances the broad array of cash management services offered by Integra's commercial banking division.

Other technology-related improvements made during 2001 include the introduction of a Call Center for customer support.



Integra continues to focus on better technology. Going forward into 2002 and beyond, technological sophistication remains critically important for us.





turnaround time of 14 business days or less. In 2001, we originated over $205 million in new mortgage loans while we were reinventing our entire mortgage process. Our expectations are that we will perform well above that in 2002 even with a less favorable mortgage rate environment. We're confident that we now have very good, very competitive mortgage products.

We've also added check images to our monthly checking statements, which we then rolled into our online Bank Anytime service. Now customers can view the front and back of their paid checks from their PC via the Internet. We've also enhanced our online banking services, enabling users to make loan applications online, view credit card statements, make payments and much more.

Is the growth of Internet banking a threat to conventional "brick and mortar" banks like Integra?

BROWN: We view Internet banking as a complement to our branches. Certainly there are dozens - if not hundreds - of Internet-based banking organizations serving customers. They can only serve a specific market segment.

At Integra, we know that customers value convenience. Thus, we focus on delivery systems that make things easier and simpler.

In addition, individuals prefer different ways of doing their banking. On one end, some want only face to face service. On the other end of the scale, some want all technology and no human interaction. And there are people in between the two extremes. So we are able to offer all of the delivery channels.

What are your plans for e-commerce?

KRAMER: Integra's Internet banking is truly exceptional, and we think it will be the stepping stone that pushes many of our customers to try e-banking. We've doubled the number of retail customers using Bank Anytime to nearly 6,000. For the business side, we introduced Business BankNET, a web-based tool that allows corporate and small business customers total and immediate access to all account data. Our Cash Management Specialists have some of the best business products in the Midwest with which to serve our customers.



Investment products for eac

During the last decade, Americans have gained significant savvy in handling their personal investments. Yet the complexity of personal investing remains daunting. Most investors require the expertise of a trusted financial advisor who can explain investment options. Integra can help investors push closer to their financial goals.

In the past, Integra offered traditional investment products - savings accounts, money markets, CDs, IRAs and Trust services. While this aptly served the saver

Do you have the right management team in place to achieve Integra's goals?

VEA: Integra's management team represents a lot of banking experience, much of it from our competitors, blended with a strong entrepreneurial predisposition. I think it's an ideal management mix for Integra - a "new" bank focused on improvement and innovation.



Specifically, our team's strengths include data management, technology, operations, marketing and sales, credit, and human resources. The only missing piece, at this writing, is the Chief Financial Officer and we expect to fill that position soon. Going forward, I'm confident that our management team has the wisdom, skills and the desire to push hard to reach our goals.

Shouldn't Integra hold a stronger market position in its home city of Evansville?

BROWN: We are certainly not satisfied with our position in the Evansville market. We have made strategic moves in Evansville, including the opening of three new offices, and plans to continue further expansion in growing markets around the greater Evansville area.
Our strategies are paying off. Checking account acquisition and consumer loan volume are both up over 25 percent in the Evansville market.

In addition, there's tremendous opportunity for Integra to grow because of our high percent of single service customers. What a wonderful opportunity for us to grow simply by extending more services to current customers.

We will continue to seek opportunities, like Bowling Green, where we can acquire a key market position if it's a fit with our overall strategic growth plan.

What financial targets do you want Integra to achieve?

VEA: We want to generate consistent quarterly earnings growth. Integra will be better able to accomplish that goal because of the actions taken regarding the problem loans. We've removed a great deal of the volatility associated with our earnings. A couple of years ago, when current management arrived, we set some aggressive long-term targets to achieve. Raising the bar of achievement wasn't necessarily a bad thing - but those

stage of your investing life.

and those investors with a large net worth, there were few services for the typical investor.

These "middle" investors are educated professionals seeking stocks, bonds and mutual funds. For this type of investment-minded customer, Integra has introduced a full spectrum of brokerage services including retirement accounts, stock portfolios, annuities and similar services.

Integra's investment staff completed a thorough training program during 2001. Their training included testing and subsequent licensing as full-service securities brokers. Their experience, education and credentials make Integra one of the region's best resources for personal investment planning and transactions.

In increasing numbers, our bank customers are opting to keep investments with their trusted financial advisor - their Integra Banker.



targets were a little too aggressive, based on what we learned about this bank.

Over the longer term, we certainly want our results to compare more favorably with our like-sized banking peers. Comparing earnings per share and return on equity with peer banks, Integra ranks in the bottom half. We want to push our way into the second quartile, and eventually, the first.

Why is it important to build non-interest (fee) income?

VEA: It's not wise to put all of your eggs in the same basket. Fee income diversifies the earnings stream and supplements net interest income. Fee income reacts differently to the economic and interest rate variations, and is relatively more stable.

Two years ago, fee income comprised about 14 percent of Integra's total revenue. It has increased to more than 23 percent, and we'd like to see it north of 35 percent. This new income will be generated by related financial products that we didn't have in the past - such as investment management, annuities, cash management and other fee-based products. Our positive customer relationships provide the opportunity to expand these services.

What was the impact of September 11 on Integra and the areas where you operate?

VEA: Like everyone else in America, we grieved for and with the families who lost loved ones in the attacks. From a Wall Street perspective, our stock price mirrored the market's downward reaction to the attacks. Economically, consumer spending slowed in our part of the country - but the impact wasn't large. Spending philosophies are still conservative in our Midwest market. Commercial borrowings dropped more significantly, particularly in the manufacturing sector.

Are there plans to reinstitute the stock dividend? Will you buy back stock?

VEA: Stock dividends and stock splits are valuable when the stock price is headed upward. But doing these things didn't make sense in the middle of a turnaround, like the past year. The board will continue to evaluate the situation in the future.

Regarding a stock buyback, in July 2001, the board authorized a buyback of up to 5% of the outstanding shares of the Corporation's common stock in the following 12 months. We repurchased 166,000 shares in 2001. Periodically, we make purchases in the open market when it makes sense and when regulations permit it.

The stock currently has an attractive dividend and yield, compared with others in our banking peer group. We


Integra
Bank
Touch Screen
ATM
LOANS

understand the importance of the cash dividend to our investors, of which the vast majority are retail, rather than institutional.

Are there any specific banking regulation issues that will specifically affect Integra?

VEA: We monitor governmental action on the national and state levels, but we allow the much larger banks to fight the generic regulation battles. As a result of the Enron scandal, however, we do feel that the Securities and Exchange Commission will be looking harder at all public companies, and imposing new or more timely disclosure requirements. We agree and think it is important to reestablish investor confidence.

What is the sales culture you are trying to promote at Integra?

BROWN: We call it "PROS" - or Providing Relationship Oriented Solutions. It's relationship banking, really. Our job is to understand our customers and their needs, rather than being an order taker. After we learn more about their situation, then we can prescribe solutions. This is the culture we're trying to create.

Every morning, branch managers have "huddles" reviewing team and individual results versus goals. Every week they hold a sales meeting to discuss their results, product knowledge, and so forth. We want them to coach their employees and point out how well they did, or where they could improve. When the process is working, it's very evident. There are results. And employees get excited about their accomplishments. We will continue to push our employees for even better results using the PROS program in 2002.

VEA: The biggest thing we talk about here is simplifying the company and having an easy way to track results. We set budgets for everyone - all the way from the top, down to the branch level. So we can ask specifically - how are you



doing? If you're ahead of plan, great! If not, how do we get better? This helps us make everyone in our organization accountable. We want to step up the rewards for those who are performing, and continually review where we stand, as an organization.

Expanding the Integra franchise.

Growing the Integra franchise is an important focus of the Corporation. During 2001, we continued our expansion within our four-state area of Indiana, Kentucky, Illinois and Ohio. By year-end 2001, there were 77 banking centers and 130 ATMs bearing the Integra brand.

We also hope to boost market share and build our franchise through partnerships with other businesses. We took a bold step toward this endeavor in 2001 when we partnered with a regional supermarket chain and opened our first banking center outside the traditional brick and mortar branch.

Significant expansion in our other service areas included three new locations in Evansville, a new full-service banking center in Cadiz, Kentucky, and plans to open a new branch in early 2002 in Lexington, Kentucky.

We will continue to focus on expansion and making Integra a name representing great service and convenient access.





Cadiz, Kentuc

EARNINGS PERFORMANCE

OVERVIEW

Net income for 2001 was $7.3 million compared to $30.5 million earned in 2000. The decrease in earnings was primarily the result of two factors. First, the Corporation made a strategic decision to sell approximately $78 million of problem and non-performing loans at a discount. This decision resulted in a $26 million write-down on these loans. Secondly, net interest income decreased 11% as a result of the declining interest rate environment experienced during 2001.

Earnings per share, on a diluted basis were $0.42 for 2001 compared to $1.77 in 2000. Annualized returns on average assets and equity for 2001 were 0.22% and 3.01%, respectively, compared with 1.21% and 13.40%, respectively, in 2000.

NET INTEREST INCOME

Net interest income is the difference between interest income on earning assets, such as loans and investments, and interest expense paid on liabilities such as deposits and borrowings. Net interest income is affected by the general level of interest rates, changes in interest rates and by changes in the amount and composition of interest-earning assets and interest-bearing liabilities.

Net interest income totaled $82.1 million, a decline of $9.8 million or 11%. During 2001, the Federal Reserve lowered interest rates 475 basis points. These rate changes caused considerable residential mortgages and mortgage-backed securities prepayments, which were then reinvested at lower yields. The yield on earning assets during 2001 declined 135 basis points from the same period one-year prior. The cost of funds declined only 5 basis points during this same period due primarily to the Corporation's high level of fixed-rate funding, such as longer maturity certificates of deposit and fixed rate borrowings with the Federal Home Loan Bank. The net interest margin for 2001 was 2.85% compared to 4.15% for 2000. During the fourth quarter 2001 and first quarter 2002, Integra has approximately $700 million of certificate of deposits repricing. At today's rates, these will reprice at 200-250 basis points lower than their current cost. We expect our net interest margin to continue to improve in early 2002.

The potential impact of prepayments in our mortgage portfolio and investment securities was not fully reflected in the interest rate modeling we used for most of the year. In the fourth quarter 2001, we implemented a new interest rate risk model and installed new leadership and asset/liability processes to improve our interest rate risk management.

Earning assets averaged $3.0 billion in 2001 compared to $2.4 billion in 2000, an increase of 30%. The mix of earning assets shifted as average loans to average earning assets decreased from 71% in 2000 to 57% in 2001 and average securities to average earning assets increased from 27% in 2000 to 32% in 2001.

SUMMARY OF CHANGES IN DILUTED EARNINGS PER SHARE

	2001	2000	1999
Earnings per share for prior year	$1.77	$1.27	$1.25
Net interest income	(0.57)	0.12	0.11
Provision for loan losses	(1.57)	0.48	(0.30)
Net securities gains (losses)	0.39	0.17	(0.15)
Other non-interest income	0.37	0.21	(0.03)
Acquisition and consolidation expenses	-	-	0.37
Other non-interest expenses	(0.86)	(0.18)	0.02
Income taxes	0.90	(0.35)	-
Cumulative effect of accounting change, net tax	(0.01)	-	-
Change in diluted shares outstanding	-	0.05	-
Diluted earnings per share	$0.42	$1.77	$1.27

NON-INTEREST INCOME

Non-interest income excluding gains or losses on securities transactions and a $1.8 million gain on the sale of mortgage loan investor servicing recognized in 2000, grew $8.2 million, or 49% during 2001. Non-interest income continues to be an increasingly significant portion of revenue for the Corporation and has grown to represent 23% of net revenues in 2001 as compared to 15% in 2000, excluding gains and losses from the sale of securities and mortgage servicing.

Service charges on deposit accounts increased $1.4 million or 18.0% to $9.3 million in 2001 due to an increased number of deposit accounts, higher activity fees and new fee sources. Income from trust services for 2001 was $2.3 million, a decrease of 6.7%, compared to 2000. Total trust assets under management decreased $46 million, or 10%, from $454 million in 2000 to $408 million in 2001 primarily due to the decline in the financial markets during the past year. Other service charges and fees increased $1.7 million from $4.0 million in 2000 to $5.7 million in 2001. Higher volume related activity charges, including mortgage loan origination, debit and credit card-related fees and brokerage sales resulted in the increased revenues. The Corporation is placing greater emphasis on the sale of non-traditional banking products.

Other non-interest income totaled $7.7 million in 2001 compared to $4.3 million in 2000. Included in 2001 revenues are $4.8 million from net securities trading account activities and $1.6 million of income on corporate-owned life insurance.

Securities transactions resulted in gains of $8.2 million during the year compared to $1.5 million one year prior. The Corporation was able to successfully take advantage of certain investment opportunities involved with its leveraged portfolio activity during 2001 and 2000.

NON-INTEREST EXPENSE

Non-interest expense for 2001 totaled $78.3 million, an increase of $14.9 million compared to the prior year.

Salaries and benefit costs accounted for 49% and 50% of non-interest expense in 2001 and 2000, respectively. Increasing $6.8 million, or 22%, salaries and employee benefits totaled $38.2 million in 2001. The acquisitions of Webster Bancorp, Inc. in February 2001, and the four banking centers in Bowling Green and Franklin, Kentucky, in November 2000 and staff additions to provide new products and services to customers contributed to the increased staffing expenses.

Occupancy expense and equipment expense each totaled $5.0 million in 2001, compared to $3.6 million and $4.3 million, respectively, in 2000. These increases are also primarily driven by the two acquisitions mentioned above.

Other expenses, excluding amortization of intangible assets, amounted to $24.7 million in 2001, an increase of $4.2 million, due to the introduction of new products and services and generally increased levels of business activity. Amortization of intangible assets increased $1.9 million to $5.3 million as a result of the 2000 and 2001 purchase acquisitions.

CREDIT QUALITY

The provision for loan losses is the amount necessary to adjust the allowance for loan losses to an amount that is adequate to absorb estimated losses as determined by management's periodic evaluations of the loan portfolio. This evaluation by management is based upon consideration of actual loss experience, changes in the composition of the loan portfolio, evaluation of specific borrowers and collateral, current economic conditions, trends in past due and non-accrual loan balances.

The provision for loan losses was $31.1 million in 2001, compared to $4.1 million in 2000. The Corporation's decision to sell approximately $78 million of loans resulted in a $26 million write-down to record the loans at their fair value. During 2001, the Corporation's ratio of net charge-offs to average loans was 60 basis points, compared to 31 basis points in 2000, exclusive of the loan sale related charge. At year-end 2001, the allowance for loan losses as a percentage of loans was 1.49% as compared to 1.50% as of December 31, 2000. The allowance for loan losses to non-performing loans at December 31 was 98.54% in 2001 and 68.28% in 2000.

(In thousands, except per share data, ratios and other data)	2001	2000	1999	1998	1997	1996
SUMMARY OF OPERATIONS						
Interest income	$ 216,339	$ 196,681	$ 164,374	$ 166,777	$ 149,964	$ 136,725
Interest expense	134,259	104,825	74,557	78,880	68,626	61,107
Net interest income	82,080	91,856	89,817	87,897	81,338	75,618
Provision for loan losses	31,077	4,138	12,497	7,143	2,703	3,705
Net interest income after provision for loan losses	51,003	87,718	77,320	80,754	78,635	71,913
Non-interest income	33,202	20,131	13,523	16,621	14,102	12,437
Non-interest expense	78,303	63,438	60,290	67,289	53,498	48,096
Income before income taxes	5,902	44,411	30,553	30,086	39,239	36,254
Income tax expense (benefit)	(1,629)	13,920	7,909	7,970	11,071	11,541
Cumulative effect of accounting change, net of tax	(273)	-	-	-	-	-
Net income	$ 7,258	$ 30,491	$ 22,644	$ 22,116	$ 28,168	$ 24,713
PER SHARE DATA*						
Net income						
Basic	$ 0.42	$ 1.77	$ 1.28	$ 1.26	$ 1.61	$ 1.41
Diluted	0.42	1.77	1.27	1.25	1.60	1.41
Cash dividends declared	0.94	0.87	0.78	0.68	0.58	0.50
Net book value	12.79	12.94	12.73	12.34	12.02	10.99
AVERAGE BALANCES						
Total assets	$3,266,322	$2,511,947	$2,154,168	$2,158,314	$1,911,525	$1,741,476
Interest-earning assets	3,047,930	2,352,041	2,006,046	2,008,145	1,791,875	1,639,372
Securities	970,382	642,327	344,999	422,821	429,682	405,411
Loans, net of unearned income	1,751,083	1,679,881	1,647,210	1,556,113	1,338,131	1,207,403
Interest-bearing deposits	1,894,300	1,512,294	1,456,703	1,470,507	1,332,302	1,244,007
Interest-bearing liabilities	2,808,705	2,076,250	1,687,444	1,682,735	1,504,087	1,358,506
Shareholders' equity	241,252	227,573	228,740	217,524	196,909	188,490

(In thousands, except per share data, ratios and other data)	2001	2000	1999	1998	1997	1996
AT YEAR END						
Total assets	$3,035,890	$3,068,818	$2,203,477	$2,195,224	$1,985,178	$1,816,935
Interest-earning assets	2,713,120	2,851,113	2,033,940	2,024,710	1,850,629	n/a
Securities†	1,010,470	997,494	332,359	365,841	424,963	413,604
Loans, net of unearned income	1,599,732	1,687,330	1,694,004	1,639,532	1,394,951	1,254,691
Allowance for loan losses	23,868	25,264	25,155	18,443	13,854	12,539
Deposits	1,928,412	1,871,036	1,694,661	1,734,585	1,532,804	1,455,356
Interest-bearing liabilities	2,568,945	2,630,549	1,749,739	1,710,389	1,545,721	n/a
Shareholders' equity	221,097	205,517	223,088	218,280	221,237	188,003
SIGNIFICANT RATIOS						
Return on average assets	0.22%	1.21%	1.05%	0.99%	1.44%	1.42%
Return on average equity	3.01	13.40	9.90	9.86	13.95	13.11
Average shareholders' equity to average assets	7.39	9.06	10.62	10.08	10.30	10.82
Efficiency ratio	65.35	50.76	50.50	55.77	56.05	n/a
Net interest margin	2.85	4.15	4.79	4.72	4.83	4.83
CREDIT QUALITY RATIOS						
Allowance for loan losses to year-end loans, net of unearned income	1.49%	1.50%	1.48%	1.12%	0.99%	1.00%
Net charge-offs to average loans, net of unearned income	2.08	0.31	0.35	0.23	0.14	0.21

n/a Restated information is not available.

* Restated to reflect all stock dividends and the two-for-one stock split issued in 1996.

† 1996 does not include non-marketable equity securities.

QUARTERLY INCOME STATEMENT 2001

(In thousands, except per share data, ratios and other data)	December 31	September 30	June 30	March 31
Interest income	$ 46,929	$52,955	$57,228	$59,227
Interest expense	28,322	33,245	35,644	37,048
Net interest income	18,607	19,710	21,584	22,179
Provision for loan losses	25,992	1,695	1,695	1,695
Non-interest income	7,376	8,350	9,849	7,627
Non-interest expense	22,720	18,970	18,433	18,180
Income (loss) before income taxes and cumulative effect of accounting change	(22,729)	7,395	11,305	9,931
Income taxes (benefit)	(9,612)	1,960	3,222	2,801
Income (loss) before cumulative effect of accounting change	(13,117)	5,435	8,083	7,130
Cumulative effect of accounting change	-	-	-	(273)
NET INCOME (LOSS)	$(13,117)	$ 5,435	$ 8,083	$ 6,857
Earnings per share:				
Basic:				
Income (loss) before cumulative effect of accounting change	$ (0.76)	$ 0.31	$ 0.46	$ 0.42
Cumulative effect of accounting change, net of tax	-	-	-	(0.01)
Net Income (Loss)	$ (0.76)	$ 0.31	$ 0.46	$ 0.41
Diluted:				
Income (loss) before cumulative effect of accounting change	$ (0.76)	$ 0.31	$ 0.46	$ 0.42
Cumulative effect of accounting change, net of tax	-	-	-	(0.01)
Net Income (Loss)	$ (0.76)	$ 0.31	$ 0.46	$ 0.41
Average shares:				
Basic	17,244,719	17,320,116	17,396,036	16,863,713
Diluted	17,254,000	17,360,303	17,414,889	16,893,813

QUARTERLY INCOME STATEMENT 2000

(In thousands, except per share data, ratios and other data)	December 31	September 30	June 30	March 31
Interest income	$56,678	$50,805	$46,932	$42,266
Interest expense	32,873	27,897	23,770	20,285
Net interest income	23,805	22,908	23,162	21,981
Provision for loan losses	1,175	1,050	863	1,050
Non-interest income	5,821	4,685	4,238	5,387
Non-interest expense	17,235	16,258	15,136	14,809
Income before income taxes	11,216	10,285	11,401	11,509
Provision for income taxes	3,425	3,265	3,603	3,627
NET INCOME	$ 7,791	$ 7,020	$ 7,798	$ 7,882
Earnings per share:				
Basic	$ 0.47	$ 0.40	$ 0.45	$ 0.45
Diluted	0.47	0.40	0.45	0.45
Average shares:				
Basic	16,665,132	17,367,975	17,413,209	17,492,103
Diluted	16,707,076	17,373,085	17,425,766	17,553,665

PRICEWATERHOUSECOOPERS

To the Board of Directors and Shareholders of Integra Bank Corporation

We have audited, in accordance with auditing standards accepted in the United States of America, the consolidated statements of financial position of Integra Bank Corporation (Company) and its subsidiaries as of December 31, 2001 and 2000 and the related consolidated statements of income, of comprehensive income, of changes in shareholders' equity and of cash flows for each of the three years in the period ended December 31, 2001, appearing in Item 8 of the Company's Annual Form 10-K filed with the Securities and Exchange Commission (which statements are not presented herein); and in our report dated January 30, 2002, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated statements of financial position as of December 31, 2001 and 2000 and the related condensed consolidated statements of income for each of the three years in the period ended December 31, 2001, when read in conjunction with the consolidated financial statements from which it has been derived, is fairly stated in all material respects in relation thereto.

PricewaterhouseCoopers LLP
Memphis, Tennessee
January 30, 2002

(In thousands, except per share data, ratios and other data)	2001	2000	1999
	Year Ended December 31		
INTEREST INCOME			
Interest and fees on loans:			
Taxable	$143,041	$148,582	$142,729
Tax-exempt	1,656	1,278	1,464
Interest and dividends on securities:			
Taxable	50,652	36,793	9,677
Tax-exempt	7,445	8,049	9,995
Interest on federal funds sold and other short-term investments	13,545	1,979	509
Total interest income	216,339	196,681	164,374
INTEREST EXPENSE			
Interest on deposits	81,432	68,679	60,486
Interest on short-term borrowings	12,624	12,681	2,898
Interest on other borrowings	40,203	23,465	11,173
Total interest expense	134,259	104,825	74,557
NET INTEREST INCOME	82,080	91,856	89,817
Provision for loan losses	31,077	4,138	12,497
Net interest income after provision for loan losses	51,003	87,718	77,320
NON-INTEREST INCOME			
Service charges on deposit accounts	9,301	7,880	7,713
Trust income	2,273	2,437	2,274
Other service charges and fees	5,672	4,012	4,168
Securities gains (losses)	8,212	1,497	(1,422)
Other	7,744	4,305	790
Total non-interest income	33,202	20,131	13,523
NON-INTEREST EXPENSE			
Salaries and employee benefits	38,215	31,433	29,501
Occupancy	4,994	3,635	3,689
Equipment	5,049	4,342	3,856
Amortization of intangible assets	5,299	3,441	3,657
Other	24,746	20,587	19,587
Total non-interest expense	78,303	63,438	60,290
Income before income taxes and cumulative effect of accounting change	5,902	44,411	30,553
Income taxes (benefit)	(1,629)	13,920	7,909
Income before cumulative effect of accounting change	7,531	30,491	22,644
Cumulative effect of accounting change, net of tax	(273)	-	-
NET INCOME	$ 7,258	$ 30,491	$ 22,644
Earnings per share:			
Basic:			
Income before cumulative effort of accounting change	$ 0.43	$ 1.77	$ 1.28
Cumulative effect of accounting change, net of tax	(0.01)	-	-
Net Income	$ 0.42	$ 1.77	$ 1.28
Diluted:			
Income before cumulative effort of accounting change	$ 0.43	$ 1.77	$ 1.27
Cumulative effect of accounting change, net of tax	(0.01)	-	-
Net Income	$ 0.42	$ 1.77	$ 1.27
Weighted average shares outstanding:			
Basic	17,199,568	17,233,413	17,701,235
Diluted	17,221,404	17,254,335	17,794,188

(In thousands, except per share data, ratios and other data)	December 31 2001	December 31 2000
ASSETS		
Cash and due from banks	$ 79,178	$ 73,934
Federal funds sold and other short-term investments	102,918	164,329
Total cash and cash equivalents	182,096	238,263
Loans held for sale (at lower of cost or market)	58,571	1,960
Securities available for sale	1,010,470	997,494
Loans, net of unearned income	1,599,732	1,687,330
Less: Allowance for loan losses	(23,868)	(25,264)
Net loans	1,575,864	1,662,066
Premises and equipment	54,123	49,390
Intangible assets	58,320	55,012
Other assets	96,446	64,633
TOTAL ASSETS	$3,035,890	$3,068,818
LIABILITIES		
Deposits:		
Non-interest-bearing demand	$ 220,447	$ 199,226
Interest-bearing savings and time	1,707,965	1,671,810
Total deposit	1,928,412	1,871,036
Short-term borrowings	244,032	383,735
Other borrowings	564,448	540,504
Guaranteed preferred beneficial interests in the Corporation's subordinated debentures	52,500	34,500
Other liabilities	25,401	33,526
Total liabilities	2,814,793	2,863,301
SHAREHOLDER'S EQUITY		
Preferred stock, 1,000,000 shares authorized		
Common stock, $1.00 stated value		
Shares authorized: 29,000,000		
Shares outstanding: 17,284,035 and 15,880,999, respectively	17,284	15,881
Capital surplus	125,334	99,497
Retained earnings	77,935	86,990
Unearned compensation	(270)	-
Accumulated other comprehensive income	814	3,149
Total shareholders' equity	221,097	205,517
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$3,035,890	$3,068,818

COMMON STOCK

Integra Bank Corporation common stock is traded and quoted on the The Nasdaq Stock Market® under the symbol IBNK.

STOCK PROFILE

During calendar year 2001, 4,727,714 shares of stock were traded. As of December 31, 2001, the Corporation was owned by 2,711 shareholders of record not including nominee holders which would increase the total. At year end, 17,284,035 shares were outstanding.

PRICE RANGE OF COMMON STOCK AND DIVIDENDS

The table below sets forth the cash dividends paid per share and information regarding the market prices per share of common stock for IBNK for the periods indicated. The price ranges are based on actual high and low bid transactions as reported on The Nasdaq Stock Market®.

DIVIDEND REINVESTMENT

Shareholders may purchase additional shares of common stock through the Dividend Reinvestment Plan. Contact our transfer agent for details or to request a prospectus and/or enrollment forms. Fifty percent of the shareholder base participates in the Dividend Reinvestment Plan, and 60,972 shares were purchased through the Plan in 2001. Integra Bank Corporation also offers an ACH automated deposit of dividends paid.

TRANSFER/DIVIDEND DISTRIBUTING AGENT

The Integra Bank Trust Department is both the stock transfer agent and dividend paying agent for Integra Bank Corporation. The department can be contacted by calling (812) 464-9665 or by writing: Integra Bank, Trust Department, 21 S.E. Third Street, P.O. Box 868, Evansville, Indiana 47705-0868.

ACTIVE MARKET PARTICIPANTS

The following companies make a market in IBNK stock:

ARCA	Archipelago, L.L.C.	MDLD	Mc Donald Investments, Inc.
BRUT	THE BRUT ECN, LLC	MKXT	MARKETXT, Inc.
BTRD	B-Trade Services LLC	NATY	NatCity Investments Inc.
FLTT	Fleet Trading/Div Fleet Secs.	NDBC	Sherwood Securities Corp.
HDLY	J.J.B. Hilliard, W.L. Lyons	NITE	Knight Securities L.P.
HOWE	Howe Barnes Investments, Inc.	WBLR	William Blair & Co.
HRZG	Herzog, Heine, Geduld, Inc.	REDI	REDIBook ECN LLC
INCA	Instinet Corporation	SDLR	Sandler O'Neill & Partners
ISLD	Island System Corporation	SLKC	Spear, Leeds & Kellogg
KBWI	Keefe, Bruyette & Woods, Inc.	TRDT	Trident Securities Inc.
MCBD	Mc Connell Budd & Downes	TUCK	Tucker Anthony Incorporated

PRICE RANGE OF COMMON STOCK AND DIVIDENDS DECLARED BY QUARTER

Dollars per Share	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.
2001				
Low	$19.38	$20.02	$21.62	$19.26
High	26.25	24.78	25.66	24.50
Dividends Declared	0.235	0.235	0.235	0.235
2000				
Low	$18.50	$16.38	$16.25	$20.38
High	28.00	22.63	22.19	27.38
Dividends Declared	0.210	0.210	0.210	0.235

INVESTMENT DATA

December 31, 2001	
52 Week Range (per share)	$19.26 - 26.25
Closing Stock Price (per share)	$20.94
Common Shares Outstanding	17,284,035
Shares Sold During the Year	4,727,714
Cash Dividend per Share	$0.94
Dividend to Average Price (%)	4.13%

CORPORATE HEADQUARTERS

Integra Bank Corporation
21 S.E. Third Street, P.O. Box 868
Evansville, Indiana 47705-0868
Telephone (812) 464-9800

FORWARD-LOOKING STATEMENTS

Certain statements made in this report may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from the results, performance or achievements expressed or implied by such forward-looking statements.

Such factors include, among others, the following: general, regional and local economic conditions which may affect interest rates and net interest income; credit risks and risks from concentrations (geographic and by industry) within the loan portfolio; changes in regulations affecting financial institutions and competition, and items relating to acquisitions.

ANNUAL MEETING

The Annual Meeting of the Shareholders of Integra Bank Corporation will be held in the ballroom (B,C,D) of The Centre located at 715 Locust Street in Evansville, Indiana, on Wednesday, April 17, 2002, at 9:30 a.m., CST.

FORM 10-K

Copies of Integra Bank Corporation's Annual Report to the Securities and Exchange Commission, Form 10-K, may be obtained, without charge, upon written request to: D. Michael Kramer, Executive Vice President and Secretary, Integra Bank Corporation, P.O. Box 868, Evansville, Indiana 47705-0868.

INDEPENDENT ACCOUNTANTS

PricewaterhouseCoopers LLP
Memphis, Tennessee 38103
(901) 522-2000

EQUAL OPPORTUNITY EMPLOYER

Integra Bank Corporation (FIN # 35-1632155) is an equal opportunity employer. All matters regarding recruiting, hiring, training, compensation, benefits, promotion, transfers and all other personnel policies are free from all discriminatory practices.

ADDITIONAL INFORMATION

Analysts, investors and others interested in obtaining financial data are asked to contact D. Michael Kramer, Executive Vice President and Secretary, at (812) 461-5610. News and media representatives and others seeking general information are asked to contact Greg Pence, Senior Vice President, Marketing Director, at (812) 464-9753.

INTEGRA BANK CORPORATION AND INTEGRA BANK N.A.
BOARD OF DIRECTORS

SANDRA CLARK BERRY
Private Investor

DONALD G. HARRIS
Retired President, Mead Johnson Nutritional Group

DR. H. RAY HOOPS
President, University of Southern Indiana

GEORGE D. MARTIN
Member, R. R. Dawson Bridge Co., LLC

SAMUEL F. MATEER*
Real Estate Investments; Retired Chairman of the Board, Bank of Illinois, N.A.

THOMAS W. MILLER
President and Attorney, Miller, Griffin & Marks, P.S.C.

RONALD G. REHERMAN
Retired Chairman, President and Chief Executive Officer, SIGCORP, Inc.;
Retired Chairman, Southern Indiana Gas and Electric Company

ROBERT W. SWAN
Senior Member, Kemper CPA Group LLC

RICHARD M. STIVERS
Senior Vice President and Chief Financial Officer, Deaconess Health System, Inc.

ROBERT D. VANCE
Bank Consultant, Vance Financial Group

MICHAEL T. VEA
President and Chief Executive Officer, Integra Bank N.A.;
Chairman, President and Chief Executive Officer, Integra Bank Corporation

WILLIAM E. VIETH*
Chairman of the Board, Integra Bank N.A.

RICHARD F. WELP
Region Manager, Indiana and Western Michigan, Land O'Lakes, Inc.

* Nominees to fill vacancies on Integra Bank Corporation Board of Directors.

Integra Bank Corporation

Integra Bank Corporation Headquarters
21 S.E. Third Street
P.O. Box 868
Evansville, Indiana 47705-0868
(812) 464-9800
integrabank.com

Serving you with offices in the following communities:

Indiana	Illinois	Kentucky	Ohio
Arthur	Bridgeport	Bowling Green	Aberdeen
Bedford	Brookport	Cadiz	Ripley
Chrisney	Carmi	Clay	
Dale	Elizabethtown	Crittenden	
Evansville	Golconda	Dawson Springs	
Ferdinand	Grayville	Dry Ridge	
Fort Branch	Mt. Vernon	Franklin	
Grandview	Shawneetown	Hardinsburg	
Hatfield	Vienna	Lawrenceburg	
Huntingburg	Wayne City	Leitchfield	
Milan		Lexington	
Mitchell		Madisonville	
Mt. Vernon		Mayfield	
Newburgh		Maysville	
Odon		Morganfield	
Osgood		Mt. Olivet	
Paoli		Owingsville	
Petersburg		Poole	
Princeton		Princeton	
Rockport		Providence	
Versailles		Sebree	
Vincennes		Sturgis	
Washington		Warsaw	